January 5, 2026

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:      FIS Trust; File No. 333-290397—Request to Withdraw Amended Registration Statements Filed on Form N-14

Dear Sir/Madam:

FIS Trust (the “Trust”), a registered investment company, has determined that Pre-Effective Amendment No. 1 to the prospectus/proxy statement (Accession No. 0001999371-25-019178) that was filed on December 2, 2025, was filed under the wrong file number for the Securities Act of 1933. Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that Pre-Effective Amendment No. 1 be withdrawn. The Trust notes that the correct file number under the Securities Act of 1933 is 333-290397. The Trust further notes that no securities have been sold pursuant to Pre-Effective Amendment No. 1 to the Trust’s Registration Statement.

If you have any questions concerning this filing, please contact Bibb L. Strench at (202) 973-2727.

Very truly yours,

/s/ Bibb L. Strench
Bibb L. Strench